June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	International Media Acquisition Corp.

Registration Statement on Form S-1

Filed April 7, 2021

File No. 333-255106

Dear Ms. Majmudar:

International Media Acquisition Corp. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter dated April 21, 2021 (the “Comment Letter”) received by us from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, File No. 333-255106 (the “Registration Statement”), previously filed with the Commission on April 7, 2021.

In response to the Comment Letter and to update certain information in the Registration Statement, Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) is being filed with the Commission via EDGAR concurrently with the submission of this letter.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1 filed April 7, 2021

Use of Proceeds, page 50

1.	You disclose that you have agreed to pay Ontogeny Capital (BVI) Ltd. $1,500,000 (or $1,725,000 if the size of the initial public offering is greater than or equal to $230 million) for certain management consulting and corporate advisory services. In addition, upon the consummation of your initial business combination, you have agreed to pay Ontogeny Capital (BVI) Ltd. $2,875,000 for certain management consulting and corporate advisory services. We note that the management consulting and corporate advisory services agreement filed as Exhibit 10.8 with your registration statement only appears to describe the potential amount of $1,725,000 in management consulting and advisory fees. Please revise or advise.

Response: A supplement to the management consulting and corporate advisory services agreement is being filed as Exhibit 10.9 with the Amendment No. 1.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Giovanni Caruso, Esq., at gcaruso@loeb.com or by telephone at (212) 407-4866.

Very truly yours,

/s/ Shibasish Sarkar

Shibasish Sarkar

Chief Executive Officer